SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release dated April 29, 2013 entitled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2013 (‘1Q13’)”

FOR IMMEDIATE RELEASE
Market Cap P$28.7 billion
April 29th, 2013

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated first quarter results for fiscal year 2013

(‘1Q13’)*

•	Consolidated Revenues amounted to P$6,064 million (+18% vs. 1Q12); Fixed Data +31% vs. 1Q12; Fixed Internet +26% vs. 1Q12; and Mobile business in Argentina +19% vs. 1Q12.

•	Mobile subscribers in Argentina: 19.1, million; +0.6 million (+3% vs. 1Q12).

•	Mobile Value Added Services in Argentina (Internet and Data): +25% vs. 1Q12; 55% of mobile Service Revenues.

•	Mobile ARPU reached P$62.1 per month in 1Q13 (+13% vs. 1Q12).

•	ADSL ARPU increased to P$114.9 per month in 1Q13 (+20% vs. 1Q12); monthly churn reached 1.6% in 1Q13.

•	Operating Income Before Depreciation and Amortization reached P$1,799 million (+9% vs. 1Q12), 30% of Net Revenues, influenced by the evolution of operating costs.

•	Operating Income amounted to P$1,115 million (+8% vs. 1Q12), 18% of Net Revenues.

•	Net Income amounted to P$813 million (+15% vs. 1Q12). Net Income attributable to Telecom Argentina amounted P$802 million (+15% vs. 1Q12).

•	Net Cash Position: P$4,020 million, an increase of P$1,038 million vs. 1Q12 due to the cash generation of the Group.

•	Capex reached P$741 million in 1Q13 (+7% vs. 1Q12), 12% of Consolidated Revenues.

	As of March 31,
(in million P$, except where noted)	2013	2012	Δ $	Δ %
Revenues	6,064	5,126	938	18%
Mobile Services	4,448	3,705	743	20%
Fixed Services	1,616	1,421	195	14%
Operating Income before D&A	1,799	1,647	152	9%
Operating Income	1,115	1,033	82	8%
Net Income attributable to Telecom Argentina	802	698	104	15%
Shareholders’ equity attributable to Telecom Argentina	10,801	8,736	2,065	24%
Net Financial Position - Cash	4,020	2,982	1,038	35%
CAPEX	741	690	51	7%
Fixed lines in service (in thousand lines)	4,109	4,138	(29)	–1%
Mobile customers (in thousand)	21,449	20,750	699	3%
Personal (Argentina)	19,114	18,547	567	3%
Núcleo (Paraguay) -including Wimax customers-	2,335	2,203	132	6%
Broadband acceses (in thousand)	1,626	1,566	60	4%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	49.5	46.9	2.6	6%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	62.1	54.9	7.2	13%
Average Revenue per user (ARPU) ADSL (in P$)	114.9	95.6	19.3	20%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, April 29, 2013 - Telecom Argentina (“Telecom”) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$813 million for the three month period ended March 31, 2013, or +15% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$802 million (+15% vs. 1Q12).

	1Q13	1Q12	Δ $	Δ %
Consolidated Revenues (MMP$)	6,064	5,126	938	18%
Net Income attributable to Telecom (MMP$)	802	698	104	15%
Earnings attributable to Telecom per Share (P$)	0.81	0.71	0.10
Earnings attributable to Telecom per ADR (P$)	4.07	3.55	0.52
Operating Income before D&A *	30%	32%
Operating Income *	18%	20%
Net Income*	13%	14%

*	As a percentage of Consolidated Revenues

During 1Q13, Consolidated Revenues increased by 18% to P$6,064 million (+P$938 million vs. 1Q12), mainly fueled by the Mobile Services, Fixed Data and Broadband business. Moreover, Operating Income amounted to P$1,115 million (+P$82 million vs. 1Q12).

Consolidated Operating Revenues

Mobile Services

Clients continued to increase in 1Q13, reaching 21.4 million as of the end of March 2013, representing an increase of 0.7 million (+3%) since March 31, 2012.

The actions developed to increase the usage of value added services (‘VAS’), such as innovative offers to clients and revenues from equipments sales, allowed Personal to increase consolidated revenues to third parties to P$4,448 million (+20% vs. 1Q12).

Telecom Personal in Argentina

As of March 31, 2013, Personal reached 19.1 million subscribers in Argentina (+3% or +0.6 million vs. 1Q12), maintaining its market position. It is highlighted that the overall subscriber base mix continued to improve, reaching a 33% participation of the postpaid segment (+7% vs. 1Q12).

In 1Q13, Revenues from third parties reached P$4,186 million (+P$680 million or 19% vs. 1Q12) while Service Revenues (excluding equipment sales) amounted to P$3,668 million (+18% vs. 1Q12), with 55% corresponding to value-added services (‘VAS’) revenues (vs. 52% in 1Q12). VAS revenues increased by 25% vs. 1Q12. Moreover, equipment sales increased by 28% vs. 1Q12, reaching P$518 million.

During 1Q13, the overall traffic of voice minutes increased by 5% vs. 1Q12. SMS traffic (incoming and outgoing charged messages) continued to increase, although at a slower pace comparing with other periods, due to other Internet alternatives provided by Personal. The traffic climbed to a monthly average of

Mobile Customers & Revenues in Argentina (in billion P$) Total Mobile Traffic (in billion minutes)

2	www.telecom.com.ar

5,829 million in 1Q13 from 5,289 million messages in 1Q12 (+10% vs. 1Q12). Due to the VAS usage and certain price adjustments during 1Q13, the Average Monthly Revenue per User (‘ARPU’) increased to P$62.1 during 1Q13 (+13% vs. 1Q12).

Initiatives

During 1Q13, Personal continued with its strategy in terms of convenience, through the launch of ‘Saving Packs’ (for voice, data and SMS), which clients can activate them whenever they want, according to their needs at a more convenient price than that in the market. Related to handsets, Personal extended its Smartphones offer to its Personal Black clients incorporating new state-of-the-art.

Furthermore, Personal continued with its technological reconversion plan around the country to enhance mobile service quality and optimize traffic capacity to give more efficiency to its network.

Additionally, Personal is the first operator in Latin America in launching the GSMA Spam Reporting Service (SRS) system, a proactive tool, where clients can complain about spam SMS and protect the network from abusive traffic.

During the summer season, Personal enlarged its international roaming packs offer, and has enabled a mobile consumption calculator so that clients can hire the international service that best suits to their connection needs abroad.

Moreover, Personal continued its brand positioning associated with music by organizing events such as ‘Personal Fest Verano’. In the four editions held in the interior of the country, national and international artists were presented with more than 200,000 people attending. In addition, the events were broadcasted via You Tube’s Argentina webpage allowing more than 200,000 fans to enjoy the event online.

Telecom Personal in Paraguay (“Núcleo”)

As of March 31, 2013, Nucleo’s subscriber base reached 2.3 million clients (+6% vs. 1Q12). Prepaid and postpaid customers represented 81% and 19% (vs. 17% in 1Q12), respectively.

Personal’s subsidiary in Paraguay continued growing at a slower pace supported by the increase in the postpaid customer base that leveraged its leadership in the mobile Internet market. The Company generated revenues from third parties equivalent to P$262 million during 1Q13 (+32% vs. 1Q12), influenced by the evolution of the peso against the Guarani. Moreover, the level of ARPU reached Gs.26.3 thousand (equivalent to P$32) vs. 1Q12. VAS represented 56% of 1Q13 service revenues (vs. 46% in 1Q12).

In 1Q13, Personal launched 4G technology (LTE, Long Term Evolution) in Paraguay, being the first and only in the country offering that service through 1,900 Mhz band.

Mobile consumption of Telecom Personal in Argentina

3	www.telecom.com.ar

Fixed Services (Voice, Data & Internet)

During 1Q13 revenues generated by fixed services amounted to P$1,616 million, +14% vs. 1Q12; with Data revenues (+31% vs. 1Q12) and Internet (+26% vs. 1Q12) growing the most in relative terms in this segment.

Voice

Total Revenues for this service reached P$814 million in 1Q13 (+4% vs. 1Q12). A portion of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by Measured Services totaled P$329 million, an increase of P$13 million or +4% vs. 1Q12 mainly due to the incorporation of flat rate packs of local calls.

Monthly Charges and Supplementary Services reached P$269 million, an increase of P$17 million or +7% vs. 1Q12 due to higher revenues in non regulated supplementary services and more than 4.1 million lines in service.

The average monthly bill per user (ARBU) reached P$49.5 in 1Q13, +6% vs. 1Q12.

Fixed and mobile Interconnection revenues reached P$128 million (+3% vs. 1Q12). Meanwhile, other revenues totaled P$88 million (-2% vs. 1Q12).

During the first quarter of 2013 Telecom continued promoting Aladino’s handset sales.

Data and Internet

Data revenues amounted to P$213 million (+31% vs. 1Q12), where the focus was to strengthen Telecom’s position as an integrated ICT provider, with a wide variety of services.

During 1Q13, Telecom extended the solutions offer: ‘La Nube Argentina Telecom’, highlighting the inclusion to the Virtual Central product (Hosted PBX), a function that enables you to carry the internal number of the fixed number of the office, in the mobile device. Also, the Secure Access (Hosted Firewall) product was launched, that protects clients from spam accesses to its network, integrating the firewall function in the ‘Internet Nube’.

Revenues related to Internet totaled P$575 million (+ P$117 million or +26% vs. 1Q12), thanks to the increase in the customer base, to the upselling strategy and to price adjustments during 4Q12.

As of March 31, 2013, Telecom surpassed 1.6 million ADSL accesses (+4% vs. 1Q12). These connections represented 40% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$114.9 in 1Q13, +20% when compared to 1Q12 and the monthly churn rate was 1.6% in 1Q13, slightly above 1.3% registered in 1Q12.

Lines in Service & Revenues (in billion P$) Traffic (in billion minutes) Broadband Accesses & Revenues

4	www.telecom.com.ar

During 1Q13, Arnet presented the campaign ‘Barco de Papel’ which emphasized the possibilities of the Internet as a tool to reach what users want. The promotion offers Arnet 6Mb WIFI at P$100 per month during the first six months of service with the possibility of extending the promotion to twelve months if the service was contracted online.

Furthermore, during the quarter, Arnet continued its brand positioning associated to entertainment by launching in the summer season ‘Arnet Summer Park’ in the city of Mar del Plata and Villa Carlos Paz where different shows and entertainment activities for the family were developed. Additionally, in the main touristic cities, Club Arnet (Arnet’s fidelity program) clients were benefited from discounts and special offers.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses, excluding Gains on disposal of PP&E, totaled P$4,965 million in 1Q13, an increase of P$867 million, or +21% vs. 1Q12. The increase is a consequence of higher commercial costs, higher taxes related to the increase in sales, the inflationary effects in the general cost structure, and greater expenses related to the intense competition.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$868 million (+28% vs. 1Q12), mainly affected by increases in salaries granted to the unionized employees, increases to non-unionized workforce, to an increase in the number of unionized headcount and to the increase in the number of employees in the mobile business. Total headcount at the end of the period totaled 16,752 employees (+1% vs. 1Q12) (including temporary employees), where 287 employees were incorporated in the mobile business while 123 employees were dismissed in the fixed services, when compared to 1Q12.

- Taxes and fees with regulatory authorities reached P$602 million (+30% vs.

1Q12), impacted mainly by a higher volume of revenues, a higher incidence in turnover taxes derived from increases in municipal jurisdictions, higher bank debit and credit taxes and higher taxes with the regulatory authority.

- Interconnection costs and other telecommunication charges (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$484 million, +P$76 million or +19% vs. 1Q12. This increase resulted from higher roaming charges due to a higher volume of traffic of minutes, partially compensated by savings arising on-net traffic stimulation, as well as higher Data and SMS roaming costs.

- Commissions (Commissions paid to Agents, prepaid card commissions and others) totaled P$502 million (+12% vs. 1Q12), mainly due to the increase in

Consolidated Costs % Revenues

5	www.telecom.com.ar

commissions paid to commercial agents associated with higher costs and collection volume. Agent commissions capitalized as SAC amounted to P$103 million (+36% vs. 1Q12)

- Advertising amounted to P$154 million (-6% vs. 1Q12), mainly explained by minor commercial expenses and campaigns in comparison to 1Q12 when Mobile Number Portability was introduced.

- Cost of handsets sold totaled P$558 million (+28% vs. 1Q12), due to an increase in high-end handsets sales at higher unit prices but with more functionalities, following the strategy of stimulating VAS usage, partially compensated by a lower quantity of handset sales. Deferred costs from SAC amounted to P$103 million (-3% vs. 1Q12).

- Fees for services, maintenance and materials amounted to $556 million (+17% vs. 1Q12), principally due to increases in the maintenance of radiobases and systems in the mobile business and higher costs associated to suppliers.

- Depreciations and Amortizations reached P$691 million (+12% vs. 1Q12). PP&E depreciation amounted to P$467 million (+10% vs. 1Q12); SAC and services connection costs amortization totaled P$219 million (+20% vs. 1Q12); and other intangible assets amortization reached P$5 million (-17% vs. 1Q12).

- Other Costs totaled P$550 million (+34% vs. 1Q12). This increase was mainly due to costs of VAS with an increase of 118% vs. 1Q12, related to those sales especially in the mobile business. Bad debt expenses reached P$93 million (+35% vs. 1Q12) representing 1.9% of consolidated costs, while provisions expenses remained stable totalizing P$40 million in 1Q13.

Consolidated Financial Results

Financial Results resulted in a gain of P$135 million, an increase of P$74 million or +121% vs. 1Q12. This was mainly due to a gain in net financial interest of P$116 million in 1Q13 (+P$47 million vs. 1Q12) based on a healthy financial position and to gains for FX results of P$13 million in 1Q13 (vs. losses of P$7 million in 1Q12).

Consolidated Net Financial Position

As of March 31, 2013, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$4,020 million in cash, an improvement of P$1,038 million vs. Net Financial Position as of March 31, 2012, thanks to the cash generation of the Group.

D&A (in billion P$) Financial Results (In million P$)
	1Q12	1Q13
Net Interests	$69	$116
FX results	–$7	$13
Others	–$1	$6

Total	$61	$135

Net Financial Position Cash

(in billion P$)

6	www.telecom.com.ar

Capital Expenditures

Throughout 1Q13, the Company invested P$741 million. This amount was allocated to Fixed Services (P$284 million) and Mobile services (P$457 million). In relative terms, capex reached 12% of consolidated revenues.

Main capital expenditures programs in the fixed business were the expansion and upgrade of Broadband services to improve capacity and increase speed offered to clients through the shortening of the local loop, together with the development of infrastructure to support the growth of mobile internet. In the mobile business, Telecom continued with its network deployment with the intention of increasing access capacity and addressing the growth of mobile Internet.

Moreover Telecom continued investing in the transport network to support the fixed and mobile data traffic growth.

Other Relevant Matters

The General Ordinary Shareholders’ Meeting of Telecom Argentina approved on April, 23rd 2013 the designation of eleven Directors with a term in office of three fiscal years. Related to the allocation of Retained Earnings of fiscal year 2012, the Ordinary Shareholders’ Meeting, resolved to adjourn to May 21st , 2013, the consideration of that item.

The General Ordinary Shareholders’ Meeting of Telecom Personal approved on

April, 10th , 2013 the allocation of P$1,950 million to Reserves for future dividends, and P$233 million to a Voluntary Reserve to finance working capital and

Investments in the country.

Capex (In billion P$)

****************

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2013, Telecom continued to have 984,380,978 shares outstanding.

For more information, please contact the Investor Relations Department:

Pedro Insussarry	Solange Barthe Dennin	Horacio Nicolás del Campo	Gustavo Tewel	Ruth Fuhrmann
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 6236	(5411) 4968 3718	(5411) 4968 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www. telecom.com.ar

www. personal.com.ar

www. personal.com.py

www. arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2013

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	03/31/13	12/31/12	Δ $	Δ %
Cash and cash equivalents	3,968	3,160	808	26%
Investments	155	563	(408)	–72%
Trade receivables	2,213	2,181	32	1%
Other Receivables	1,150	1,082	68	6%
Total current assets	7,486	6,986	500	7%
Financial Investments	51	69	–18	0
Trade receivables	20	23	(3)	–13%
Property, plant and equipment	9,193	9,035	158	2%
Intangible assets	1,515	1,514	1	0%
Other Receivables	347	182	165	91%
Total non-current assets	11,126	10,823	303	3%
Total Assets	18,612	17,809	803	5%
Trade payables	3,475	3,659	(184)	–5%
Deferred revenues	386	362	24	7%
Financial debt	55	43	12	28%
Salaries and social security payables	610	635	(25)	–4%
Income tax payables	602	458	144	31%
Other taxes payables	512	552	(40)	–7%
Dividend Payable	33	0	33	—
Other liabilities	31	40	(9)	–23%
Provisions	126	134	(8)	–6%
Total current liabilities	5,830	5,883	(53)	–1%
Trade payables	21	20	1	5%
Deferred revenues	340	329	11	3%
Financial debt	99	101	(2)	–2%
Salaries and social security payables	117	128	(11)	–9%
Deferred income tax liabilities	186	220	(34)	–15%
Income tax payables	12	12	0	0%
Other liabilities	64	51	13	25%
Provisions	942	907	35	4%
Total non-current liabilities	1,781	1,768	13	1%
TOTAL LIABILITIES	7,611	7,651	(40)	–1%

Equity attributable to owners of the Parent	10,801	9,959	842	8%
Noncontrolling interest	200	199	1	1%
TOTAL EQUITY	11,001	10,158	843	8%
TOTAL LIABILITIES AND EQUITY	18,612	17,809	803	5%

2-	Consolidated Loans

	03/31/13	12/31/12	Δ $	Δ %
Banks and other financial Institutions	50	40	10	25%
Accrued interest	5	3	2	67%
Total Current Loans	55	43	12	28%
Banks and other financial institutions	99	101	(2)	–2%
Total Non Current Loans	99	101	(2)	–2%
Total Loans	154	144	10	7%

Cash and cash equivalents, and Financial Investments	4,174	3,792	382	10%
Net Financial Position - Cash	4,020	3,648	372	10%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2013

(In million of Argentine pesos)

.

3-	Consolidated Income Statements

	03/31/13	03/31/12	Δ $	Δ %

Revenues	6,064	5,126	938	18%
Other income	9	4	5	125%
Total Revenues & Other Income	6,073	5,130	943	18%
Consolidated Operating Costs	(4,965)	(4,098)	(867)	21%
Gains on disposal of PP&E	7	1	6	—
Operating income	1,115	1,033	82	8%
Finance results, net	135	61	74	121%
Net income before income tax expense	1,250	1,094	156	14%
Income tax expense	(437)	(386)	(51)	13%
Net income	813	708	105	15%

Attributable to:
Telecom Argentina	802	698	104	15%
Noncontrolling interest	11	10	1	10%

Operating income before D&A	1,799	1,647	152	9%
As % of Revenues	29.7%	32.1%

	03/31/13	03/31/12	Δ $	Δ %
Finance Income and Expenses
Finance Income
Interest on cash equivalents	105	80	25	31%
Interest on investments (notes and bonds)	5	—	5	—
Interest on receivables	25	20	5	25%
Interest with third parties	—	1	(1)	–100%
Foreign currency exchange gains	60	24	36	150%
Others	10	5	5	100%
Total finance income	205	130	75	58%
Finance expenses
Interest on financial debt	(4)	(3)	(1)	33%
Interest on taxes and accounts payable	(4)	(2)	(2)	100%
Interest on provisions	(11)	(27)	16	–59%
Loss on discounting of other liabilities	(3)	(6)	3	–50%
Foreign currency exchange losses	(47)	(31)	(16)	52%
Others	(1)	—	(1)	—
Total finance expenses	(70)	(69)	(1)	1%

	135	61	74	121%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2013

(In million of Argentine pesos)

.

4-	BREAKDOWN OF THE INCOME STATEMENTS

	03/31/13	03/31/12	Δ $	Δ %
REVENUES FROM SERVICES	5,519	4,697	822	18%
Fixed Services	1,602	1,403	199	14%
Voice	814	782	32	4%
Retail Voice	629	607	22	4%
Monthly Charges	269	252	17	7%
Measured Services	329	316	13	4%
Others	31	39	(8)	–21%
Wholesale	185	175	10	6%
Interconnection	128	124	4	3%
Others	57	51	6	12%
Data	213	163	50	31%
Internet	575	458	117	26%

Mobiles Sevices	3,917	3,294	623	19%
Telecom Personal	3,668	3,101	567	18%
Voice	1,662	1,502	160	11%
Retail Voice	1,214	1,077	137	13%
Monthly Charges	608	504	104	21%
Measured Services	479	467	12	3%
Roaming	69	67	2	3%
Others	58	39	19	49%
Wholesale	448	425	23	5%
Interconnection (CPP and TLRD)	372	373	(1)	0%
Roaming	70	46	24	52%
Others	6	6	0	0%
Data	1,615	1,323	292	22%
Internet	391	276	115	42%

Núcleo	249	193	56	29%
Voice	109	104	5	5%
Retail Voice	87	86	1	1%
Monthly Charges	27	24	3	13%
Measured Services	57	57	0	0%
Roaming	2	2	0	0%
Others	1	3	(2)	–67%
Wholesale	22	18	4	22%
Interconnection (CPP and TLRD)	18	16	2	13%
Roaming	4	2	2	100%
Data	78	63	15	24%
Internet	62	26	36	138%

REVENUES FROM EQUIPMENT SALES	545	429	116	27%
Fixed Services	14	18	(4)	–22%
Voice	11	12	(1)	–8%
Data	0	5	(5)	–100%
Internet	3	1	2	200%
Mobiles Sevices	531	411	120	29%
Equipments (Personal)	518	405	113	28%
Equipments (Núcleo)	13	6	7	117%

REVENUES	6,064	5,126	938	18%

OTHER INCOME	9	4	5	125%
Fixed	8	3	5	167%
Mobile	1	1	0	0%

TOTAL REVENUES & OTHER INCOME	6,073	5,130	943	18%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2013

(In million of Argentine pesos)

.

5-	CONSOLIDATED INCOME STATEMENTS

	03/31/13	03/31/12	Δ $	Δ %
Revenues	6,064	5,126	938	18%
Other income	9	4	5	119%
Total Revenues & Other Income	6,073	5,130	943	18%
Employee benefit expenses and severance payments	(868)	(677)	(191)	28%
Interconnection costs and other telecommunication charges	(484)	(408)	(76)	19%
Fees for services, maintenance and materials	(556)	(477)	(79)	17%
Taxes and fees with the Regulatory Authority	(602)	(462)	(140)	30%
Commissions	(502)	(449)	(53)	12%
Cost of equipments and handsets	(558)	(437)	(121)	28%
Advertising	(154)	(164)	10	–6%
Cost of Value Added Services	(131)	(60)	(71)	118%
Provisions	(40)	(40)	0	0%
Bad debt expenses	(93)	(69)	(24)	35%
Other operating expenses	(286)	(240)	(46)	19%
Total Operating expenses before D&A	(4,274)	(3,483)	(791)	23%
Operating income before D&A	1,799	1,647	152	9%
D&A	(691)	(615)	(76)	12%
Gains on disposal of PP&E	7	1	6	—
Operating income	1,115	1,033	82	8%
Financial Income	205	130	75	58%
Financial Costs	(70)	(69)	(1)	1%
Net income before income tax expense	1,250	1,094	156	14%
Income tax expense	(437)	(386)	(51)	13%
Net Income	813	708	105	15%

Attributable to:
Telecom Argentina	802	698	104	15%
Noncontrolling interest	11	10

12	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 1, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman